April 20, 2012

VIA EDGAR CORRESPONDENCE

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Security and Exchange commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	GeneLink, Inc. Form 8-K Filed March 20, 2012 File No. 000-30518

Dear Ms. Jenkins,

We appreciate your prompt response in the matter of independence of recently appointed auditors, Cross Fernandez and Riley, LLP (“CFR”). Additionally we want to recognize the quick response in arranging a subsequent call with staff to discuss the matter.

In reading the conclusions drawn by the Commission in its comment letter dated April 12, 2012, our impression was that we erred in focusing our initial response to the Commission too much on the role of CFR and did not provide a detailed discussion regarding the role of management in the accounting decisions and conclusions concerning the transactions in question.

In a call with Commission staff on April 13th we attempted to clarify our earlier comments. We explained that the Chief Financial Officer and Controller of the Company, both of whom were intimately involved in the accounting discussions concerning this transaction, are both presently licensed CPAs with a combined 52 years of experience in public and corporate accounting. The Company’s financial leadership is well qualified to come to their own conclusions about matters, and indeed did utilize their own analysis and judgment in the accounting matters relating to the transaction. The extensive nature of CFR’s report should not drive any presumption that management did not apply its own analysis and judgment.

In addition we explained that the CFR report was requested not by GeneLink management but by the chair of the GeneLink audit committee, as an abundance of caution regarding the accounting treatment of the transaction. It was not the intent of the audit committee or management to rely on CFR’s accounting recommendation, but to confirm treatment by management and to help ensure compliance.

Many but not all of the conclusions arrived at by CFR came to support those at which management had already arrived. At no time did management surrender its ability to disagree with CFR’s conclusions. The final determination of valuations, estimations and judgment have been completely and wholly that of management, and that is readily noted in CFR’s report.

We addressed the matter of management’s documentation of its analysis. Obviously, the context of the company, its size and staffing are critical here. “Documentation” often consists of two professionals sitting in a room and discussing options and recording their conclusions as transactions. White papers are not the norm in a small enterprise. Our contention was that if you look at the CFR report, after all manner of discussions of alternative and minutiae regarding the transaction, the recommendations reflect the simplest and most fundamental of accounting treatments. There are pre-paid and deferred portions which are capitalized and amortized, basic as well as performance-based warrants for stock, fees to be recognized. No management white paper was called for. The report served to confirm to the Company that, on its face, the accounting was simple and straight forward.

It became clear in our discussions with staff that they were focused on specific language in the report – namely that CFR had come to “conclusions” about the matters outlined therein. Subsequently, staff concluded that CFR would be unable to be an objective “second set of eyes” for the Company as auditors. It was discussed that had CFR noted what managements opinions were on each matter and used language like “recommendations” or other language less definitive in its report, the independence of CFR may not have been questioned or compromised.

We respectfully suggest that staff inordinately focused its assessment of CFR’s independence on specific terminology within a single report regarding a single transaction. In contrast, we would note the language of Rule 2-01 wherein it states, “In determining whether an accountant is independent, the Commission will consider all relevant circumstances, including all relationships between the accountant and the audit client, and not just those relating to reports filed with the Commission (emphasis added).”

Within any letter of the law there is the context of intent and purpose – something embodied in the requirement to consider “all relevant circumstances” in assessing the ability of a firm to be objective and therefore forthright. Considering additional “relevant circumstances,” we believe the assessment of the relationship should include an understanding that:

•	GeneLink employs competent staff, including two CPAs as CFO and Controller, both with graduate level education, and whose experience totals over 50 years in corporate and public accounting.

•	GeneLink is overseen by a competent audit committee and board of directors. The Chair of the Audit Committee is a published author of multiple peer-reviewed articles on corporate governance.

•	This consulting engagement in question was intended to confirm and ensure compliance and appropriate reporting, not skirt or parse the issues for any particular benefit, nor to pass decision-making or management functions to CFR.

•	In engaging CFR as auditors, CFR reviewed its independence with the national office of its affiliate, BDO USA, LLP (“BDO”). It was BDO’s assessment that, although this is a very subjective area, the consulting provided by CFR appeared to be accounting assistance, in which SEC rules permit auditors to assist clients with accounting research and proposed adjustments. Based on this guidance, CFR took the position this was a permitted non-audit service and therefore would not be a breach of independence. That representation was confirmed during the CFR partner interview by the GeneLink audit chair and was made to management prior to the engagement of CFR.

•	In selecting CFR as auditor, GeneLink entertained proposals from four different firms, and assessed each based on matters of quality of staff, number and type of public-filing clients, access to technical/national resources, quality of engagement-assigned staff and financial cost. CFR was not chosen as a foregone conclusion based on its prior report, but earned the appointment on its merits.

•	Prior to the consulting engagement in question, the Company had no prior relationship with CFR and has had no other connection with the firm. There is not nor has there been any systemic or ongoing compromise in the relationship.

We believe this broader context – this consideration of “all relevant circumstances” – gives a clear case that there is no inappropriate intertwining of the interests of the Company and its proposed auditor, Cross Fernandez and Riley, LLP. To assert a lack of independence belies the facts, as well as the spirit, of the independence concept. We believe that by both letter and by spirit, CFR and GeneLink are independent.

We respectfully request your reconsideration on this finding regarding the independence of CFR, considering all relevant circumstances.

We recognize the Commissions prior timely responses on this matter, and hope that will be the case here so that we may file our annual report as quickly as possible.

Sincerely,

/s/Doug Boyle	/s/Bernard L. Kasten, Jr., M.D.	/s/John A. Webb, CPA
Doug Boyle	Bernard L. Kasten, Jr., M.D.	John A. Webb. CPA
Audit Committee Chair	Chief Executive Officer	Chief Financial Officer

cc: Jamie Kessel

Attachment:

CFR Independence Letter of March 19, 2012

March 19, 2012

The Audit Committee

GeneLink, Inc.

317 Wekiva Springs Road

Longwood, FL 32779

Dear Audit Committee Members:

We have been engaged to audit the consolidated financial statements of GeneLink, Inc. (the “Company”) for the years ending December 31, 2011 and 2010.

Our professional standards require that we communicate prior to our initial acceptance as auditor and, at least annually, with you regarding all relationships between our Firm and the Company that may reasonably be thought to bear on our independence. We have prepared the following comments to facilitate our discussion with you regarding independence matters arising prior to March 19, 2012.

We are aware of the following relationship between our Firm and the Company that may reasonably be thought to bear on our independence. This relationship represents a matter that occurred prior to March 19, 2012 and was discussed with management and the audit committee chair prior to our being engaged as auditors of the Company:

Non-audit Services:

In December 2011, we were engaged to perform non-audit services to GeneLink, Inc. by providing assistance on the proper accounting for the sale of its wholly-owned subsidiary, GeneWize Life Sciences, Inc., to Capsalus Corp. and the license and distribution agreement and related warrant agreements with GeneElite, LLC. Fees for this engagement were $7,000.

Management of the Company was responsible for evaluating the information provided based upon the results of the engagement and has sufficient expertise to take responsibility for the final decision that was be made.

We hereby confirm that as of March 19, 2012, we are independent accountants with respect to the Company, within the meaning of the Securities Acts administered by the Securities and Exchange Commission and in compliance with Rule 3520 of the Public Company Accounting Oversight Board (“PCAOB”).

This report is intended solely for the use of the Audit Committee, the Board of Directors, management, and others within the Company and should not be used for any other purposes.

Yours truly,

Cross, Fernandez & Riley, LLP